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                                                               Filed Pursuant to
                                                       Rule 424(b)(3) and 424(c)
                                                      Registration No. 333-87717

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED DECEMBER 8, 1999

                               [NETRATINGS LOGO]

                        4,000,000 SHARES OF COMMON STOCK

          ------------------------------------------------------------

    This prospectus supplement updates our prospectus dated December 8, 1999. On December 19, 1999, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired with respect to the proposed purchase of additional NetRatings common stock by Nielsen Media Research in connection with our initial public offering. Under our agreement, upon expiration or early termination of this waiting period, Nielsen Media Research would purchase additional shares of our common stock, at the initial public offering price, in an amount such that it would own up to an agreed percentage of our outstanding common stock upon the closing of the offering, assuming the exercise of all outstanding options and warrants, and would exercise both of its warrants to purchase shares of our common stock. Accordingly, on December 21, 1999, Nielsen Media Research purchased 10,039,740 shares of our common stock for $17.00 per share and exercised its warrants to purchase 6,000,000 shares of our common stock at an exercise price of $10.20 per share and 553,054 shares of our common stock at an exercise price of $7.20 per share. In the transaction, we received aggregate proceeds of $235,857,564. Concurrently with that transaction, Nielsen Media Research purchased an aggregate of 595,555 shares of common stock from other NetRatings stockholders at a purchase price of $17.00 per share. Upon the closing of the transaction, the size of our board of directors was increased to 11 directors and the five nominees of Nielsen Media Research identified in the prospectus were elected as directors.

    The foregoing information supplements the information presented in the prospectus under the captions "Prospectus Summary-- NetRatings," "Risk Factors--We expect Nielsen Media Research to acquire a majority of our outstanding stock after the completion of this offering and to control a majority of our board of directors," "--The exercise by Nielsen Media Research of its purchase rights is subject to scrutiny by federal antitrust regulators, and if Nielsen Media Research is prevented from purchasing additional shares from us, we will not receive the $211.5 million in proceeds that we expect from the sale of these additional shares and could, as a result, be required to seek additional financing in the future," "Capitalization," "Dilution," "Management--Directors, Executive Officers and Other Key Employees," "Related Party Transactions--Strategic Relationships--Strategic Relationship with Nielsen Media Research" and "Principal Stockholders."

    The date of this prospectus supplement is December 21, 1999.